650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

CONFIDENTIAL TREATMENT REQUESTED

BY TALEND S.A.: TLND-0001

June 29, 2016

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR.  CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.  INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

Via EDGAR and Overnight Delivery

Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549

Attention:	Barbara C. Jacobs
Ivan Griswold
Maryse Mills-Apenteng
Frank Knapp
Craig Wilson

Re:	Talend S.A.
Registration Statement on Form F-1
File No. 333-212279

Ladies and Gentlemen:

On behalf of Talend S.A., a société anonyme organized under the laws of France (the “Company”), we submit this supplemental letter to assist the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its review of the Company’s Registration Statement on Form F-1 (File No. 333-212279), confidentially submitted to the Commission on March 16, 2016 and as revised on April 27, 2016, May 20, 2016 and June 13, 2016, and publicly filed on June 28, 2016 (the “Registration Statement”).

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

AUSTIN      BEIJING      BRUSSELS      GEORGETOWN, DE      HONG KONG      LOS ANGELES      NEW YORK
PALO ALTO      SAN DIEGO      SAN FRANCISCO      SEATTLE      SHANGHAI      WASHINGTON, DC

Securities and Exchange Commission

June 29, 2016

For the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter.

The Company supplementally advises the Staff that on June 28, 2016, representatives from the lead underwriters, on behalf of the underwriters, advised the Company that, based on then-current market conditions, they anticipate that the underwriters would recommend to the Company a preliminary price range of $[***] to $[***] (the “Preliminary Price Range”) per American Depositary Share (“ADS”), each representing one of the Company’s ordinary shares, which takes into account a one-for-eight reverse share split of the Company’s ordinary shares and preferred shares that became effective on June 18, 2016 (the “Reverse Share Split”). Prior to June 28, 2016, the underwriters did not deliver the Preliminary Price Range for the initial public offering.

The Company has reflected the Reverse Share Split in the Registration Statement.  Accordingly, all numbers of shares and per share values in this letter are presented on a post-split basis, as rounded in the aggregate to reflect the Reverse Share Split.

The Company advises the Staff that the Preliminary Price Range represents the Company’s belief of what the indicative price range to be disclosed in the preliminary prospectus may be, but that the actual indicative price range to be included in the preliminary prospectus will not be determined until the Company completes a valuation process with the underwriters.  This valuation process is expected to occur shortly before the printing of the preliminary prospectus for the commencement of the roadshow for the Company’s initial public offering.  Therefore, the Preliminary Price Range is subject to further change, which may result from various factors, including but not limited to then-current market conditions and subsequent business, market and other developments affecting the Company.  Upon completion of this valuation process with the underwriters, the Company anticipates that it will narrow the indicative price range and confirms that it will not be greater than the range permitted by C&DI 134.04.  The indicative price range to be included in the preliminary prospectus, when determined, will be included in an amendment to the Registration Statement prior to distribution of any preliminary prospectus to potential investors.

The Company supplementally advises the Staff that the Company’s board of directors determined that the fair value of the underlying ordinary shares for option awards granted on April 15, 2016 was $[***] per share.  At the time of the grants on April 15, 2016, the Company’s board of directors carefully considered all relevant information available to it, including the most recent valuation report of its third-party independent valuation firm (the “Valuation Report”), which Valuation Report concluded that, as of March 31, 2016, the fair market value of the Company’s ordinary shares was $[***] per share. The board of directors determined that there were no material changes in the Company’s business since March 31, 2016, or in the assumptions upon which the Valuation Report was based, that affected the fair value of its ordinary shares.  The Valuation Report used a current value method that incorporated a near-term initial public offering (“IPO”) scenario, weighted at 50%, a delayed IPO scenario, weighted at 25%, and a non-IPO scenario using an option pricing method backsolve calculation, weighted at 25%. The Valuation Report also reflected a 2.5% discount for lack of marketability in a near-term IPO scenario, and applied a 15.5% present value discount rate to the near-term IPO scenario. In addition, the Valuation Report was based on the midpoint of the implied total equity value range. Without applying these discounts, and weighting the completion of a near-term IPO scenario at 100% and using the maximum implied total equity value, the fair value of the Company’s ordinary shares on April 15, 2016 would have been $[***] per share, or $[***] per share [***] the midpoint of the Preliminary Price Range.

Securities and Exchange Commission

June 29, 2016

In addition, the Preliminary Price Range was determined subsequent to the date of the Valuation Report and took into account the recent performance and valuations of companies that the lead underwriters expect will be viewed as comparable to the Company, as well as the recent performance of successful initial public offerings of companies outside of the Company’s line of business that the lead underwriters felt may potentially be viewed by investors as comparable.  As such, the Preliminary Price Range was informed by a different set of companies from the Valuation Report with higher revenue multiples.

As detailed in the Registration Statement, the Company and its board of directors, with input from management, exercised significant judgment and considered numerous objective and subjective factors to determine the fair value of the Company’s ordinary shares as of the date of each grant, including the following factors:

•                  valuations performed at regular intervals by unrelated third-party specialists;

•                  private financing rounds involving the Company’s shares with new investors;

•                  the Company’s actual operating and financial performance;

•                  the Company’s current business conditions and projections;

•                  the Company’s stage of development;

•                  the Company’s likelihood of achieving a liquidity event, such as an initial public offering or a merger or acquisition of the Company, given prevailing market conditions;

•                  the lack of marketability involving securities in a private company;

•                  the market performance of comparable publicly traded companies; and

•                  the U.S. and global capital markets conditions.

The Company’s board of directors consists of individuals with significant experience in business, finance, venture capital and/or private equity and significant experience in valuing technology companies, including determining the fair values of the ordinary shares of such companies. The Company’s board of directors reached its determination of the estimated fair value of the Company’s ordinary shares after thorough discussions and made its determination in good faith, based on the information available on the dates of grant, including the Valuation Report.

* * * *

Securities and Exchange Commission

June 29, 2016

Please indicate receipt of this request for confidential treatment by date stamping the enclosed copy of the first page of this letter and returning it in the envelope provided.

Please contact me at (650) 320-4597 or mbaudler@wsgr.com, or my colleague, Andrew D. Hoffman, at (650) 849-3240 or ahoffman@wsgr.com if you have any questions regarding the foregoing. Thank you for your assistance.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Mark Baudler

Mark Baudler

cc:	Michael Tuchen, Talend S.A.
Thomas Tuchscherer, Talend S.A.
Aaron Ross, Talend S.A.
Steven V. Bernard, Wilson Sonsini Goodrich & Rosati, P.C.
Andrew D. Hoffman, Wilson Sonsini Goodrich & Rosati, P.C.
Richard A. Kline, Goodwin Procter LLP
Anthony J. McCusker, Goodwin Procter LLP
Andrew T. Hill, Goodwin Procter LLP
Gregoire Menou, KPMG S.A.
Jacques Pierre, KPMG S.A.